Exhibit 99.1

Westport Secures EPA Certification for the Dedicated CNG and Bi-fuel CNG Ford F-150

 ~Environmental Protection Agency certifies Westport's emission-reducing WiNG™ Power System~

VANCOUVER, Jan.19, 2016 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), engineering the world's most advanced natural gas engines and vehicles, today announced it has received certification from the Environmental Protection Agency (EPA) for the dedicated compressed natural gas (CNG) and bi-fuel CNG Westport WiNG™  Power System models of the Ford 5.0L F-150 trucks for Model Year (MY) 2016.

This marks the first time that Ford has offered gaseous prep in the 5.0L F-150—the best selling vehicle in both the United States and Canada. With CNG and LPG capable engines, the F-150 5.0L is the only half-ton pickup in the market offered by an original equipment manufacturer.

As well as achieving EPA certification for the dedicated CNG and Bi-Fuel CNG models, Westport has already received EPA and California Air Resources Board (CARB) certification on a number of other MY 2016 vehicles, including the F-250/350 6.2L in both bi-fuel (EPA) and dedicated (EPA and CARB); the F-450/550 6.8L in dedicated CNG (EPA); and the E-450 6.8L in dedicated CNG (EPA).

Westport also has pending certifications for the F-150 dedicated CNG (CARB); F-150 dedicated LPG (EPA and CARB); Transit Van/Wagon 3.7L dedicated CNG (EPA and CARB); and the E-450 dedicated CNG (CARB).

Speaking about the certification, Paul Shaffer, Vice President and Managing Director of Westport Dallas, said: "We recognize that different fleets require different types of alternative fuels and, whether it is natural gas or propane that a company desires, we are dedicated to meet this preference with a certified vehicle."

"The EPA certification of the Dedicated CNG and Bi-Fuel CNG F-150 is further evidence that fleets can meet their business needs while also cutting emissions", he added.

The F-150 is available with a 2016 MY 5.0L V8 package and a 17 gasoline gallon equivalent (GGE) or 23 GGE tank. The CNG model features two in-bed tank package options on both the dedicated and bi-fuel vehicles, with underbody option on dedicated for greater flexibility, and the LPG has underbody tank packages to preserve bed space.

About Westport

Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information: Inquiries: Darren Seed, Vice President, Capital Markets & Communications, Westport, T: 604-718-2046, invest@westport.com; Media Inquiries: Ellie Lambert, Communications, T 604-718-2011, media@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 19-JAN-16